MADISON MOSAIC EQUITY TRUST
550 Science Drive
Madison, Wisconsin 53711
Tele: 608-274-0300

June 20, 2011

VIA EDGAR
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           Madison Mosaic Equity Trust (“Registrant”)
Form N-1A Registration Statement, Post-Effective Amendment No. 43 (Registration No. 2-80805; SEC File No. 811-3615)

To Whom It May Concern:

On behalf of the Registrant, we are transmitting for filing Post-Effective Amendment No. 43 (“Amendment”) to the Registrant’s Registration Statement on Form N-1A relating to the introduction of a revised series of the Registrant to be known as the NorthRoad International Fund. The Amendment is being filed to respond to staff comments on the filing of Post-Effective Amendment No. 41 to the Registration Statement.

Pursuant to Rule 461 under the 1933 Act, the Registrant and Mosaic Funds Distributor, LLC, the Registrant’s principal distributor, hereby request that the Amendment be accelerated and declared effective on June 30, 2011, or as soon thereafter as is reasonably practicable.  In connection with the submission of this request for accelerated effectiveness, we hereby acknowledge that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Amendment effective, it does not foreclose the Commission from taking any action with respect to the Amendment;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Amendment effective, does not relieve the Registrant from this full responsibility for the adequacy and accuracy of the disclosure in the Amendment; and

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the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (608) 216-9147 with any questions or comments regarding the Amendment.

Sincerely,

/s/ Pamela M. Krill

Pamela M. Krill
General Counsel and Chief Legal Officer

AFFIRMED:
Mosaic Funds Distributor, LLC

/s/ W. Richard Mason
____________________________
W. Richard Mason
Corporate Counsel and Chief Compliance Officer